Sun Life Financial reports strong earnings for 2005
Company exceeds key financial objectives for 2005
Toronto — February 8, 2006 — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced operating earnings per common share (EPS) of $0.84 for the quarter ended December 31, 2005, up 13.5% over the fourth quarter of 2004. Operating return on common equity (ROE) grew to 13.3% for the quarter, up from 12.1% in the fourth quarter of 2004. Operating earnings exclude a $12 million after-tax charge to earnings related to integration costs associated with the acquisition of CMG Asia Limited and CommServe Financial Limited (collectively CMG Asia). Including this charge, fourth quarter 2005 EPS were $0.82 and ROE was 13.0%. The results in this press release are unaudited. This press release is being issued one day ahead of schedule because certain financial information may have been inadvertently put into the public domain.
Operating EPS for the year 2005 were $3.24, up 11.3% over 2004 full year operating EPS. Operating ROE was 13.1% for the year, up 110 basis points from the operating ROE of 12.0% in 2004. Operating earnings exclude charges described in the “Use of Non-GAAP Financial Measures” section of this report. Including these charges, EPS were $3.14 for the year 2005 up 11.7% over the $2.81 earned in 2004.
“2005 was an impressive year for the Company both financially and operationally. Common shareholders’ net income of $1.8 billion represented our fifth consecutive year of increasing earnings since going public. We also placed significant emphasis on increasing distribution capacity in every business in which we operate. The benefits of our investment in distribution are clear, with increased market share in individual life in Canada, record Group Life & Health sales in the U.S., and a significant increase in our distribution scale in each of our key growth markets of India, China and Hong Kong.” said Donald A. Stewart, Chief Executive Officer.
Paul W. Derksen, Executive Vice-President and Chief Financial Officer, noted, “We have again delivered on our key financial objectives. For the year we exceeded our targets for operating EPS and ROE growth. We also exceeded our share buy-back objective of $500 million by over $50 million.”
Corporate Developments
•	Operating ROE for 2005 increased 110 basis points to 13.1% from 12.0%, exceeding the Company’s goal to increase operating ROE by 75 to 100 basis points for the year. Operating ROE increased 120 basis points to 13.3% in the fourth quarter of 2005 compared to the fourth quarter of 2004.
•	Operating EPS for the quarter increased 13.5% (16.2% in constant currency) compared to the fourth quarter of 2004 and 11.3% (15.5% in constant currency) for the year, exceeding the Company’s medium-term target of 10% constant currency EPS growth.
•	In the fourth quarter of 2005, the Company repurchased approximately 1.8 million common shares at an average price of $46.18. For the full year 2005, 13.5 million shares were repurchased for $555 million, exceeding the Company’s share repurchase target of $500 million for the year.
Fourth Quarter 2005 / www.sunlife.com      1

•	Sun Life Financial Inc.’s Board of Directors has authorized the repurchase of up to 29.1 million common shares, representing 5% of the outstanding common shares, under a renewed normal course issuer bid beginning January 12, 2006.
•	On November 23, 2005, Sun Life Financial completed a $600 million public offering of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due in 2035. On January 13, 2006, it completed a public offering of $250 million Class A Non-Cumulative Preferred Shares, Series 3, yielding 4.45% annually. The proceeds of these offerings will be used for general corporate purposes.
•	For the second year in a row, Sun Life Financial was named at the World Economic Forum in Davos Switzerland, as one of the 100 Most Sustainable Corporations in the World.
•	John H. Clappison, FCA joined the Boards of Directors of Sun Life Financial Inc. and Sun Life Assurance Company of Canada on January 1, 2006. Prior to joining the Board, Mr. Clappison was a managing partner of PricewaterhouseCoopers LLP.
Business Highlights
Sun Life Financial Canada (SLF Canada)
•	SLF Canada increased its individual life insurance sales market share 120 basis points to 12.6% for the first three quarters of 2005, as a result of increased productivity in the Clarica Sales Force and deeper penetration in the wholesale channel. In the fourth quarter, wholesale distribution signed a new national account distribution agreement with Edward Jones (Canada), a full-service investment dealer with one of the largest branch networks in Canada.
•	Group Retirement Services grew its assets under management (AUM) to $29.5 billion at the end of December 2005, driven in part by a focus on retaining the assets of plan members as they terminate participation in the group. Retained assets continued to grow in 2005, increasing 53% over the previous year.
•	Group Retirement Services ranked number one in all categories in Benefits Canada magazine’s December 2005 annual Defined Contribution (DC) Plan Survey, reaffirming it as the Canadian market leader.
•	Group Benefits and Medisys Health Group Inc. entered into a new strategic alliance to offer a distinct, integrated solution to Sun Life Financial Group Benefits customers who need attendance support for their salary continuance sick-leave plans.
Sun Life Financial U.S. (SLF U.S.)
•	The Group Life & Heath business unit achieved record gross and net sales in the fourth quarter of 2005 of US$152 million and US$86 million respectively. This result significantly contributed to record full year sales. Business in-force surpassed the US$1 billion milestone.
•	On February 6, 2006, the Individual business expanded its distribution relationship with National Financial Partners (NFP), a leading distributor of financial service products to high net worth individuals. In addition to the existing relationship with NFP’s wholesale brokerage platform, Sun Life Financial will become a core carrier and gain access to NFP’s extensive retail producer network.
•	The Individual Life business unit implemented an innovative structure to address U.S. statutory reserve requirements for the no-lapse guarantee on universal life products (known as regulation AXXX), which lowers costs and reduces the Company’s reliance on letters of credit.
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•	The Annuities business unit was awarded the Dalbar Financial Intermediary Post-Sale Service Award for 2005. This is the highest post-sale service award given by Dalbar .
MFS Investment Management (MFS)
•	MFS generated positive net flows for the fifth consecutive quarter, producing US$1.9 billion in net sales during the fourth quarter of 2005 and US$7.5 billion for the year.
•	At MFS, institutional AUM grew by 52% for the year to US$36.1 billion at the end of 2005.
•	AUM increased US$16 billion to US$162 billion at the end of December 2005, an increase of 11% for the year. In January 2006, AUM reached a record level of US$167.7 billion.
Sun Life Financial Asia (SLF Asia)
•	The acquisition of CMG Asia, which was completed on October 18, 2005 greatly enhances the Company’s strategic position, providing greater infrastructure to grow Sun Life Financial’s operations in Hong Kong and China. This acquisition contributed to an 80% increase in Hong Kong sales in the fourth quarter of 2005 over the same period last year.
•	Birla Sun Life Insurance Company Limited’s direct sales force approached the 14,000 agents mark at year-end 2005, an increase of 46% over 2004 as it continued its rapid expansion campaign to open 50 new branches, and grow to 20,000 agents.
•	Sun Life Everbright Life Insurance Company (Sun Life Everbright), Sun Life Financial’s joint venture in China, expanded its operations further in the province of Zhejiang, commencing operations on January 4, 2006 in Wenzhou, a city of over 7 million people. Sun Life Everbright also submitted applications during the fourth quarter of 2005 to open offices in Taizhou and Nanjing, as Sun Life Everbright progressed in its plans to enter 12 new cities by the end of 2006.
•	SLF Indonesia sales grew by 34%, in local currency, in 2005 over 2004. A new bancassurance agreement contributed 14% of the fourth quarter’s gross sales.
Fourth Quarter 2005 / www.sunlife.com      3

Earnings and Profitability

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Full Year
	Q4/05	Q3/05	Q2/05	Q1/05	Q4/04	2005	2004
Revenues ($mm)	5,338	5,504	5,988	5,088	5,260	21,918	21,730

Common Shareholders’ Net Income ($mm)	478	430	477	458	438	1,843	1,680
Operating Earnings[1]($mm)	490	481	477	458	438	1,906	1,739

EPS ($)	0.82	0.74	0.81	0.77	0.74	3.14	2.81
Operating EPS[1]($)	0.84	0.82	0.81	0.77	0.74	3.24	2.91
Fully diluted operating EPS[1]($)	0.83	0.82	0.81	0.77	0.73	3.23	2.88

ROE (%)	13.0	11.7	13.0	12.6	12.1	12.6	11.6
Operating ROE[1](%)	13.3	13.1	13.0	12.6	12.1	13.1	12.0

Average Common Shares Outstanding (mm)	582.8	584.2	587.4	591.8	595.2	586.5	598.6

S&P 500 Index (daily average)	1,232	1,223	1,181	1,192	1,162	1,207	1,130
S&P 500 Index (close)	1,248	1,229	1,191	1,181	1,212	1,248	1,212

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.

[1] See “Use of Non-GAAP Financial Measures”. Operating earnings, operating EPS and operating ROE exclude the after-tax impact of integration costs of $12 million related to the CMG Asia acquisition in the fourth quarter of 2005, the $51 million charge related to the Cuprum sale in the third quarter of 2005 and the $59 million regulatory charge against MFS in the first quarter of 2004.
Sun Life Financial Inc. reported common shareholders’ net income of $478 million for the fourth quarter of 2005, up 9.1% or $40 million from the fourth quarter of 2004. Strong earnings in SLF Canada, SLF U.S. and SLF U.K. were partially offset by losses in the reinsurance business unit due to reserve strengthening and poor mortality experience as well as lower earnings in SLF Asia. As well, a stronger Canadian dollar negatively affected earnings by $13 million and CMG Asia integration expenses reduced this quarter’s earnings by $12 million. ROE for the fourth quarter of 2005 was 13.0% compared with 12.1% for the fourth quarter of 2004 and EPS were $0.82 compared with $0.74 in the prior year.
Operating EPS were $0.84 for the fourth quarter of 2005, up 13.5% from the fourth quarter of 2004. Operating ROE reached 13.3%, up 120 basis points from the fourth quarter of 2004. Operating EPS were $3.24 for the year 2005 up 11.3% over 2004, exceeding the Company’s medium-term goal of a 10% increase in operating EPS. Operating ROE increased 110 basis points to 13.1% for the year, up from 12.0% for 2004.
4      Sun Life Financial Inc. / Fourth Quarter 2005

Performance by Segment
The Company has five reportable segments: SLF Canada, SLF U.S., MFS, SLF Asia, and Corporate. Effective January 1, 2005, the Company realigned certain of its reportable segments whereby the Reinsurance business unit, previously reported as part of SLF Canada, and SLF U.K. are reported as part of Corporate. This change reflects the ongoing evolution of Sun Life Financial’s businesses and has no impact on the Company’s consolidated results. Where appropriate, information on a reportable segment is presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 4 to Sun Life Financial Inc.’s 2005 Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
SLF Canada

	Quarterly Results					Full Year
	Q4/05	Q3/05	Q2/05	Q1/05	Q4/04	2005	2004
Revenues ($mm)	2,288	2,120	2,104	2,146	2,029	8,658	8,162
Premiums & Deposits ($mm)	4,137	3,501	3,800	5,412	3,900	16,850	16,756

Common Shareholders’ Net Income ($mm)
Individual Insurance & Investments	131	128	145	168	126	572	511
Group Benefits	85	69	54	38	63	246	252
Group Retirement Services & Institutional Investments	38	31	37	39	35	145	132

Total	254	228	236	245	224	963	895

ROE (%)	15.1	13.5	14.2	14.8	13.7	14.5	13.5
Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004 and first quarter of 2005.
In the fourth quarter of 2005, SLF Canada’s earnings increased 13% over the fourth quarter of 2004, primarily due to increased earnings in Group Benefits and from CI Financial Inc. (CI). Premiums and deposits for the fourth quarter of 2005 were $4.1 billion, up 6% from the fourth quarter of 2004, led by growth in Group Benefits.
•	Individual Insurance & Investments earnings for the fourth quarter of 2005 grew by 4% over the fourth quarter of 2004 as increased earnings from business growth and CI were partially offset by higher new business strain.
•	Group Benefits earnings for the fourth quarter of 2005 were up 35% over the same period in 2004 due to higher earnings on a larger business in-force, which was up 9% over the previous year, and favourable investment experience.
•	Group Retirement Services & Institutional Investments earnings increased 9% over the fourth quarter of 2004 reflecting higher fee income on increased AUM.
Full year 2005 earnings increased by 8% over 2004 benefiting from favourable mortality experience, favourable investment experience and an increased contribution from CI. ROE for the year increased 100 basis points over 2004 on strong earnings.
Fourth Quarter 2005 / www.sunlife.com      5

SLF U.S.

	Quarterly Results					Full Year
	Q4/05	Q3/05	Q2/05	Q1/05	Q4/04	2005	2004
Revenues (US$mm)	1,699	2,020	2,281	1,539	1,825	7,539	7,245
Revenues (C$mm)	1,994	2,443	2,835	1,889	2,228	9,161	9,429

Common Shareholders’ Net Income (US$mm) Annuities	84	78	72	34	45	268	184
Individual Life	34	21	20	25	19	100	81
Group Life & Health	10	10	15	6	12	41	35

Total (US$mm)	128	109	107	65	76	409	300
Total (C$mm)	149	133	132	81	93	495	391
ROE (%)	15.6	13.6	13.8	8.6	10.5	12.9	10.4
The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by CDN$6 million in the fourth quarter of 2005 compared to the fourth quarter of 2004, and by CDN$36 million for the full year 2005.
Fourth quarter 2005 earnings of US$128 million were 68% higher than in the fourth quarter of 2004. Results were positively affected by additional tax benefits, the implementation of the AXXX structure, improved spreads and higher fee income on variable products.
Full year 2005 earnings of US$409 million were US$109 million or 36% higher than in the prior year. Earnings increased in all lines of business, most notably Annuities. Full year 2005 earnings benefited from improved interest spreads, higher fee income on variable products, and the implementation of the AXXX structure. ROE of 12.9% for the year was up 250 basis points over 2004.
•	Annuities earnings increased by US$39 million in the fourth quarter of 2005 compared to the fourth quarter of 2004, and by US$84 million for the full year. Earnings for the full year increased primarily as a result of improved interest spreads and higher fee income on variable annuities.
•	Fourth quarter 2005 Individual Life earnings increased US$15 million compared to the fourth quarter of 2004 and US$19 million for the full year primarily as a result of the implementation of the AXXX structure.
•	Group Life & Health earnings decreased US$2 million compared to the fourth quarter of 2004 but increased US$6 million for the full year. The full year earnings improvement was due to increased business in-force.
6      Sun Life Financial Inc. / Fourth Quarter 2005

MFS Investment Management

	Quarterly Results					Full Year
	Q4/05	Q3/05	Q2/05	Q1/05	Q4/04	2005	2004
Revenues (US$mm)	354	342	332	332	330	1,360	1,306
Revenues (C$mm)	416	412	413	407	402	1,648	1,700

Common Shareholders’ Net Income/(Loss) (US$mm)	38	38	34	37	36	147	88
Operating Earnings (US$mm)	38	38	34	37	36	147	133

Common Shareholders’ Net Income/(Loss) (C$mm)	45	46	42	46	44	179	114
Operating Earnings (C$mm)	45	46	42	46	44	179	173

Average Net Assets (US$B)	158	155	147	145	140	151	138
Assets Under Management (US$B)	162	157	150	145	146	162	146
Net Sales/(Redemptions) (US$B)	1.9	1.4	3.5	0.7	0.1	7.5	(8.9)
Market Movement (US$B)	2.9	6.3	1.8	(2.4)	12.1	8.6	14.8
S&P 500 Index (daily average)	1,232	1,223	1,181	1,192	1,162	1,207	1,130
MFS contributed net income of CDN$45 million for the fourth quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$2 million in the fourth quarter of 2005 compared to the fourth quarter of 2004, and by CDN$13 million for the full year 2005.
Net new sales at MFS totaled US$1.9 billion in the fourth quarter of 2005 and US$7.5 billion for the full year of 2005. Strong positive net flows from institutional clients more than offset outflows of assets in retail mutual funds and annuities. Gains in the equity markets also added US$2.9 billion in the fourth quarter of 2005 and US$8.6 billion for the full year. Together, new business growth and market gains increased assets under management by 11% for the full year to US$162 billion.
MFS’s contribution to Sun Life Financial’s earnings in the fourth quarter of 2005 was US$38 million, up US$2 million or 6% from the fourth quarter of 2004. Growth in average net assets of 13% increased revenues by 7% to US$354 million compared to the fourth quarter of 2004. A decline in distribution and service fees due to the mix of retail products partially offset a 13% growth in investment advisory fees.
On a full year basis for 2005, total revenue grew by 4% to US$1.4 billion supported by growth in average net assets of 9% to US$151 billion. Investment advisory revenue increased by 8% for the year offset by declining distribution fees, which resulted from the shifting retail share class mix. Operating earnings increased by 11% to US$147 million for the full year 2005.
SLF Asia

	Quarterly Results					Full Year
	Q4/05	Q3/05	Q2/05	Q1/05	Q4/04	2005	2004
Revenues ($mm)	257	152	168	182	218	759	694

Common Shareholders’ Net Income ($mm)	7	10	19	6	18	42	45

ROE (%)	4.3	9.8	17.6	5.4	16.8	8.6	10.3
Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005. Revenues have been restated to reflect the reclassification of segregated fund deposits. This restatement had no impact on earnings.
SLF Asia’s fourth quarter 2005 revenues were up 18% from the fourth quarter of 2004 mostly due to the contribution from the CMG Asia acquisition, which were partly offset by lower single premium revenues in the Hong Kong operation.
Fourth Quarter 2005 / www.sunlife.com      7

Earnings for Sun Life Financial include a $12 million charge related to CMG Asia integration costs taken in the fourth quarter of 2005, of which $9 million was recorded in Corporate and $3 million in SLF Asia. The fourth quarter 2005 net income for SLF Asia, before the CMG Asia charge, was down $8 million from the fourth quarter 2004 due to continued investment in developing markets, unfavourable persistency experience and higher foreign exchange losses.
The 2005 net income, before CMG Asia integration costs, was largely unchanged from 2004. In SLF Asia favourable tax resolutions in the Philippines were offset by continued investment in developing markets, higher lapses, higher foreign exchange losses and new business strain. The appreciation of the Canadian dollar reduced net income in 2005 by $2 million.
Corporate
Corporate includes the results of Sun Life Financial’s U.K. (SLF U.K.) operations, the Company’s active and run-off reinsurance businesses, and income and expenses of a corporate nature not attributable to Sun Life Financial’s other business groups. Run-off reinsurance is included in Other operations.

	Quarterly Results					Full Year
	Q4/05	Q3/05	Q2/05	Q1/05	Q4/04	2005	2004
Common Shareholders’ Net Income/(Loss) ($mm)
SLF U.K.	58	48	39	47	45	192	173
Reinsurance	(18)	(6)	15	14	26	5	72
Other	(17)	(29)	(6)	19	(12)	(33)	(10)

Total	23	13	48	80	59	164	235

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Common shareholders’ net income of $23 million for the fourth quarter of 2005 reflected strong earnings in SLF U.K., reserve strengthening in Reinsurance, and CMG Asia integration costs.
•	Strong results in SLF U.K. reflected the recognition of future tax assets that were partially offset by the strengthening of expense reserves. Fourth quarter 2004 results included net additional provisions for policy related reviews.
•	Current quarter results in Reinsurance were affected by reserve strengthening and poor mortality experience compared to the fourth quarter of 2004.
•	Earnings in the fourth quarter of 2004 in Corporate Other included the impact of favourable settlements in run-off reinsurance while current quarter earnings include $9 million of CMG Asia integration costs.
Common shareholders’ net income for the full year was $164 million, $71 million lower than in 2004. Favourable results in SLF U.K. and foreign exchange gain, in Other, on the repatriation of capital from the U.K. were more than offset by reserve strengthening and poor mortality in Reinsurance, integration costs, the $51 million loss on the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum), higher project costs and lower tax benefits in 2005 than in 2004.
8      Sun Life Financial Inc. / Fourth Quarter 2005

Additional Financial Disclosure
Revenue
Under Canadian GAAP, premium revenue includes annuity premiums, which are not included as revenue under U.S. GAAP and are not included as revenue for similar products sold by other financial institutions.
Revenue of $5.3 billion in the fourth quarter of 2005 was comparable to the same period in 2004. Excluding the unfavourable impact of $136 million due to the strengthening of the Canadian dollar against foreign currencies, revenues increased $214 million primarily due to higher premiums in SLF Canada and SLF Asia, increased investment income reflecting favourable capital market conditions, and higher asset management fees earned on higher asset levels, partially offset by lower individual life and annuity premiums in SLF U.S.
Premium revenue was $3.0 billion in the fourth quarter of 2005, slightly lower than in the same quarter last year. Excluding the unfavourable impact of $68 million due to the strengthening of the Canadian dollar against foreign currencies, premium revenue was up $30 million primarily due to higher premiums from Group Benefits and Individual Insurance & Investments in SLF Canada and higher life premiums in SLF Asia, partially offset by lower premiums from Annuities and Individual Life in SLF U.S.
Fourth quarter 2005 net investment income was up $114 million or 8% from the fourth quarter of 2004 before the unfavourable impact of $43 million of the strengthening of the Canadian dollar against foreign currencies. Improved capital market conditions and favourable credit experience contributed to the increase.
Fee income of $729 million in the fourth quarter of 2005 was up $70 million from the same period in the previous year, before the unfavourable currency impact of $25 million, mostly due to increased asset management fees earned on higher asset levels.
Total revenue of $21.9 billion for the year ended December 31, 2005 was $1.2 billion higher than for the same period in 2004 before a $1.0 billion reduction due to the strengthening of the Canadian dollar against foreign currencies. Increases due to the US$900 million sale of medium-term notes, higher group health premiums in SLF Canada, higher U.S. group insurance premiums, increased individual insurance premiums in SLF Asia and higher investment income were partially offset by lower SLF U.S. annuity premiums and lower SLF U.K. life insurance premiums, mostly attributable to the sale of SLF U.K.’s group life renewal rights in 2003.
Assets Under Management
AUM were $387.4 billion at December 31, 2005 compared to $373.8 billion at September 30, 2005, and $359.7 billion at December 31, 2004. The increase of $13.6 billion between September 30, 2005 and December 31, 2005, was primarily the result of business growth and:
(i)	an increase of $4.4 billion due to the CMG Asia acquisition,
(ii)	an increase of $5.5 billion from market movements, and
(iii)	net sales of mutual, managed and segregated funds of $2.2 billion.
AUM increased $27.7 billion between December 31, 2004 and December 31, 2005 primarily due to continued business growth and:
(i)	an increase of $4.4 billion due to the CMG Asia acquisition,
(ii)	an increase of $19.2 billion from higher capital markets, and
(iii)	$10.4 billion of net sales of mutual, managed and segregated funds, partially offset by a
(iv)	$10 billion decrease from the strengthening of the Canadian dollar against foreign currencies.
Fourth Quarter 2005 / www.sunlife.com      9

Changes in the Balance Sheet and Shareholders’ Equity
Total general fund assets were $110.9 billion at December 31, 2005, compared to $107.8 billion a year earlier. Increases due to business growth, primarily in SLF Canada and SLF U.S., and an increase of $2.2 billion due to the acquisition of CMG Asia, were partially offset by a reduction of $2.8 billion due to the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities of $77.5 billion at December 31, 2005 were $1.4 billion higher than December 31, 2004, as business growth primarily in SLF Canada and SLF U.S. and an increase of $1.6 billion from the acquisition of CMG Asia were partially offset by a $2.0 billion decrease due to the strengthening of the Canadian dollar against other foreign currencies during the period.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, increased to $15.5 billion at December 31, 2005 up from $14.3 billion at December 31, 2004. Shareholders’ net income, before preferred share dividends of $24 million, contributed $1.9 billion to equity, while the issuance of preferred shares added $712 million. The strengthening of the Canadian dollar against foreign currencies decreased equity by $380 million, while the adjustments to the currency translation account, outlined in Notes 3 and 22 of the annual consolidated financial statements of Sun Life Financial Inc. for the year ended December 31, 2005, further lowered equity by $22 million. The increase in equity was also offset by dividend payments on common shares of $581 million and $466 million for the cost of common shares repurchased and cancelled, net of new issues for stock options.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, was $15.5 billion at December 31, 2005, $245 million higher than at September 30, 2005. Shareholders’ net income, before preferred share dividends of $9 million, contributed $487 million. The increase in equity was partly offset by dividend payments on common shares of $149 million and $60 million for the cost of common shares repurchased and cancelled, net of new issues for stock options. Currency fluctuations further reduced equity by $21 million.
At December 31, 2005, Sun Life Financial Inc. had 581,960,570 common shares and 29,000,000 preferred shares outstanding.
Regulatory and Legal Matters
As previously disclosed, Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in the U.S. federal and state courts relating to the matters that led to the settlements between MFS and federal and state regulators in 2004. Sun Life Financial Inc. cannot predict the outcome of these actions at this time.
Additional information concerning these actions and related matters is provided in Sun Life Financial Inc.’s annual consolidated financial statements for the year ended December 31, 2005 and its annual information form (AIF) for the year ended December 31, 2005, copies of which are available at www.sedar.com.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis. Constant currency amounts are calculated using the applicable currency rates of the previous period but excluding the adjustment to the currency translation account. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk
10      Sun Life Financial Inc. / Fourth Quarter 2005

capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Other non-GAAP measures used by management include value of new business, sources of earnings and premiums and deposits. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim management’s discussion and analysis (MD&A) and the Supplementary Financial Information packages that are available in the Investor Relations - Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the $12 million charge taken in the fourth quarter of 2005 related to CMG Asia integration costs, the $51 million charge taken in the third quarter of 2005 related to the Cuprum sale and the $59 million charge taken in the first quarter of 2004 related to the settlement of administrative proceedings by U.S. regulators and MFS in March 2004.
Forward-Looking Statements
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and its annual and interim consolidated financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Fourth Quarter 2005 / www.sunlife.com      11

Analysts’ Conference Call
The Company’s fourth quarter 2005 financial results will be reviewed at a conference call on Thursday, February 9 at 4:00 p.m. ET. To listen to the call via live audio webcast and view the presentation slides, please visit our website and double click the Q4 Results link from the homepage 10 minutes prior to the start of the presentation. A link to our webcast page, where you can access the webcast, will be provided along with links to related information. The webcast and presentation will be archived on our website following the event.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2005, the Sun Life Financial group of companies had total assets under management of $387 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com
12      Sun Life Financial Inc. / Fourth Quarter 2005